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BAKER BOTTS L.L.P.

                                            ONE SHELL PLAZA         AUSTIN
                                            910 LOUISIANA           BAKU
                                            HOUSTON, TEXAS          DALLAS
                                            77002-4995              HOUSTON
                                            713.229.1234            LONDON
                                            FAX 713.229.1522        MOSCOW
                                                                    NEW YORK
                                                                    RIYADH
                                                                    WASHINGTON

March 7, 2005                               Joshua K. Hancock
                                            713.229.1513
001166.1319                                 FAX 713.229.7713
                                            josh.hancock@bakerbotts.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Attention: Filing Desk

            Re: Registration Statement on Form S-4 of CenterPoint Energy, Inc.

Ladies and Gentlemen:

            On behalf of CenterPoint Energy, Inc. (the "Company"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a Registration Statement on Form S-4 of the Company.

            Please contact Gerald M. Spedale (713.229.1734), James H. Mayor (713.229.1749) or the undersigned (713.229.1513) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed. In addition, please send copies of all written correspondence with the Company directly to Mr. Gerald M. Spedale, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002 (fax number: 713.229.7734), with a copy to Steven R. Loeshelle, counsel to the dealer manager, at Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019 (fax number: 212.259.6161).

                                      Very truly yours,

                                      BAKER BOTTS L.L.P.

                                      By:  /s/ JOSHUA K. HANCOCK
                                          --------------------------------
                                           Joshua K. Hancock

cc:     Mr. Rufus S. Scott
        CenterPoint Energy, Inc.

        Mr. Gerald M. Spedale
        Ms. Margo S. Scholin
        Mr. James H. Mayor
        Baker Botts L.L.P.

        Mr. Steven R. Loeshelle
        Dewey Ballantine LLP